Exhibit (d)(1)

BFC FINANCIAL CORPORATION

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

April 1, 2015

Special Committee of the Board of Directors

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attention: Bruno L. Di Giulian, Chairman of the Special Committee

Dear Mr. Di Giulian:

Reference is hereby made to that certain Offer to Purchase, dated as of March 20, 2015 (the “Offer to Purchase”), of BFC Financial Corporation (“BFC”), pursuant to which BFC is offering to purchase up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights, of BBX Capital Corporation (“BBX”) at a price of $20.00 per share in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase. This letter confirms that, as described in the Offer to Purchase, BFC currently intends to seek an ownership interest in BBX of at least 80% and has no current plans or intentions to dispose of its investment in BBX or decrease its ownership interest in BBX to less than its ownership interest immediately following consummation of the Offer. In addition, this letter confirms BFC’s undertaking, in the event BFC obtains an 80% or greater ownership interest in BBX, to enter into a tax sharing agreement with Woodbridge, Bluegreen and BBX pursuant to which, among other customary terms and conditions, any company that uses net operating losses or tax credits of another company to offset its taxable income would pay to the other company an amount equal to the tax benefit it realizes as a result of the use of the other company’s net operating losses or tax credits.

Sincerely,

Alan B. Levan
Chairman, CEO and President